VivoPower International PLC

The Scalpel

18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

August 25, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Klinko and Lily Dang

Re:         VivoPower International PLC (the “Company”)

Form 20-F for the Fiscal Year Ended June 30, 2020

Filed September 8, 2020

File No. 001-37974

Ladies and Gentlemen:

We are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the letter dated August 23, 2021 (the “Letter”) from Joseph Klinko and Lily Dang of the Staff (the “Staff”) of the Commission to Kevin Chin, the Company’s Chief Executive Officer.

The Letter requests that the company respond to the comments contained in the letters dated March 1, 2021, April 29, 2021, and July 9, 2021 (the “Comment Letters”) by September 7, 2021. We are writing to inform that Staff that the Company has been working to prepare responses to the Comment Letters and expect to provide our responses on or before September 7, 2021. The completion of the responses has been delayed as the Company has been focused on the preparation of its year-end financial statements. We appreciate the Staff’s consideration.

Very truly yours, /s/ James Tindal-Robertson James Tindal-Robertson

cc:         Securities and Exchange Commission

Joseph Klinko

Lily Dang

VivoPower International PLC

Kevin Chin

James Tindal-Robertson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Melissa V. Frayer

Andrew D. Thorpe